UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of January 2014

Commission File Number: 000-50826

KONGZHONG CORPORATION
(Translation of registrant’s name into English)

35/F, Tengda Plaza, No. 168 Xizhimenwai Street
Beijing, China 100044
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- .)

EXHIBITS

Exhibit Number	Page

1.1	KongZhong Schedules Conference Call for 2013 Fourth Quarter Earnings	4

1.2	KongZhong Partners with Soha Game to Launch Mobile Game “Hero and Goddess” to the Vietnam Game Market	5

1.3	KongZhong Internet Games Granted Three of China’s Most Prestigious Game Awards, the Golden Plume Awards, in 2013	7

1.4	KongZhong Launches Mobile RPG Game “Kooky Three Kingdoms” to Open Beta Success	9

FORWARD-LOOKING STATEMENTS

The press release and presentation of KongZhong Corporation (the “Company”), constituting Exhibits 1.1 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future business, financial conditions, results of operations and prospects.

Although such statements are based on the Company’s own information and information from other sources it believes to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and the Company’s results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressures in China's wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in the Company’s relationship with China's telecommunications operators; the Company’s dependence on the billing systems of telecommunications operators for its performance; the outcome of the Company’s investment of operating income generated from the wireless value-added services segment into the development of its wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities in China or elsewhere; and changes in political, economic, legal and social conditions in China, including the government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this report on Form 6-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONGZHONG CORPORATION

Date: January 28, 2014

By:	/s/ Leilei Wang
Name:	Leilei Wang
Title:	Chief Executive Officer

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Exhibit 1.1

KongZhong Schedules Conference Call for 2013 Fourth Quarter Earnings

Beijing, January 28, 2013 – KongZhong Corporation (NASDAQ: KONG), a leading digital entertainment company in China, plans to release its 2013 fourth quarter financial results after the US financial markets close on February 24, 2014. The Company will host a conference call at 7:30 pm (EST) to discuss the result.

(Speakers)

Leilei Wang, Chairman & Chief Executive Officer

Jay Chang, Chief Financial Officer

Hong Kong Time:	February 25, 2014, Tuesday, 8:30 am
Eastern Time:	February 24, 2014, Monday, 7:30 pm
Pacific Time:	February 24, 2014, Monday, 4:30 pm

CONFERENCE CALL ACCESS NUMBERS:

International Toll Dial-In Number:	+65 6723 9381

Local Dial-In Number(s):

China, Domestic Mobile	400 620 8038
China, Domestic	800 819 0121
Hong Kong	852 2475 0994
United States, New York	1 845 675 0437

International Toll Free Dial-In Number(s):

Hong Kong	800 930 346
United States	1 866 519 4004

Conference ID# 4042 5402

REPLAY ACCESS NUMBERS:

International: Toll Free Number(s):	+61 2 8199 0299

China	400 632 2162/ 400 602 2065 / 800 870 0205 / 800 870 0206

Hong Kong 800 963 117	+17183541232

United States	1 855 452 5696

Encore Dates:	24/2/2014 22:30 EST - 4/3/2014 11:59 EST

WEBCAST: http://www.media-server.com/m/p/2nbmyo24

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Exhibit 1.2

KongZhong Partners with Soha Game to Launch Mobile Game “Hero and Goddess”

to the Vietnam Game Market

Beijing, January 15, 2014 – KongZhong Corporation (NASDAQ:KONG), a leading provider of digital entertainment services for consumers in the PRC, announced a strategic partnership with leading Vietnamese game publisher, Soha Game, to publish its self-developed mobile game “Hero and Goddess”, taking a first step to expand into the burgeoning South East Asia mobile game market.

KONG self-developed “Hero and Goddess” is a strategy RPG mobile game set against a simulated Western mythology based game world. It’s game play is based on combining the aspects of questing, romance, city building, role-playing and a unique concubine progression system that supports a hero’s overall progression in the game. The game has hundreds of mythical heroes that players can customize and choose from. And the ancient gods and goddess like Athena, Zeus, Odin can become your patrons in the game.

According to 3rd party market research firms, the Southeast Asia game market — which includes Indonesia, Malaysia, the Philippines, Singapore, Thailand, and Vietnam — is expected reach $1.2 billion in the next three years. Currently, the gaming market in Southeast Asia creates revenue of around $560 million and $240 million was generated from Vietnam market. The region boasts around 85 million gamers, and market research firms expect that number to grow to 132 million by 2017. Regarding smart phone game market, Vietnam is the second fast growing smartphone country around the world based on iOS and Android activations. In Vietnam, Soha Game estimates that they lead the market with over 53% of the total game market (PC and mobile).

Chinese developed games have proven to be successful in the Vietnam game market based on past commercial experience. The first overseas mobile game that Soha Game published in Vietnam was a Chinese mobile game Shenxiandao, which helped Soha Games achieve a record as one of the top grossing mobile games in the Vietnamese game market.

Soha Game is the top leading gaming portals in Vietnam, and is also the first choice for game developers all over the world who would like to enter the Vietnamese market. Soha Game dominates the Vietnamese Internet user base, which has 30 mn Internet users and 18 mn smart phone mobile phone users. Soha Game was the first to publish a smart phone online mobile game in Vietnam, and achieved the highest revenue in the Vietnamese gaming history.

As an important growth driver for KongZhong, the Company has established 10 mobile game development studios in Beijing, Shanghai, Xiamen, and Tianjin. KongZhong currently has a portfolio of 4 self-developed smartphone games, namely Pocket Fort, Heroes of the Three Kingdoms OL, Heroes and Goddess (aka Highlord), and Kooky Three Kingdoms, in commercial operation. In 2014, KongZhong's smartphone game strategy will continue to develop and publish 6 to 10 additional high-quality mobile games. In 2014, “Kooky Three Kingdoms” already achieved a strong start in China and the Company expects a similar reception as the game is introduced to the APAC markets in the coming months.

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About KongZhong

KongZhong (NASDAQ:KONG), listed in Nasdaq in 2004, is one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. Within Internet games, KONG has the exclusive publishing rights for World of Tanks, World of Warplanes, World of Warships, Guild Wars 2 and other titles in mainland China. Since the acquisition of our proprietary smartphone game engine platform in 2011, KONG has expanded our smartphone game development team across 4 cities in China currently developing over 10 smartphone games across various genres, including MMORPG, RTS, military, and fantasy.

For information, please contact:

Jay Chang

KongZhong Corporation

Tel: +86-10-8857-6000

Fax: +86-10-8857-5891

Email: ir@kongzhong.com

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Exhibit 1.3

KongZhong Internet Games Granted Three of China’s Most Prestigious Game Awards,

the Golden Plume Awards, in 2013

Beijing, January 9, 2014 – KongZhong Corporation (NASDAQ:KONG), a leading provider of digital entertainment services for consumers in the PRC, was granted three awards at the Golden Plume Awards 2013 ceremony held on January 9th in Hangzhou, China. The Golden Plume Awards, held by the ChinaJoy Committee, also known as the Chinese Industry’s “Game Oscar”, are the most influential gaming awards in China. At this year’s award ceremony, KongZhong Internet Games received the “Players’ Most Favored Online Game” and the “Best Foreign Online Game” awards for World of Tanks, and the “Game Most Anticipated by Players” award for World of Warplanes.

World of Tanks has now won Golden Plume Awards three consecutive years in a row. In 2011, it was granted the “Best Foreign Online Game” and the “Top 10 Players’ Most Favored Games” awards. In 2012, it continued its industry recognition to hold the “Players’ Favorite Game” award. And in 2013, World of Tanks once again won the “Players’ Most Favored Online Game” and the “Best Foreign Online Game” awards.

World of Tanks, developed by Wargaming and published by KongZhong in China, is a team-based massively multiplayer online action game dedicated to armored warfare, which includes more than 200 historically accurate armored vehicles from military history. Till now, more than 60 million players globally have registered for World of Tanks, making it one of the most popular 3D military online games in the world.

World of Warplanes, a military flying aircraft online game from the upcoming three-part War Saga series, also developed by Wargaming, won the “Game Most Anticipated by Players” award in 2013. This award demonstrates the strong market expectation and support by Chinese players. The localization work for World of Warplanes has largely been completed and the game will begin another round of closed beta and open beta testing likely in the first half of 2014. The Company believes that through World of Tanks’ successful operation and large accumulated military genre game user base, it has a strong existing foundation from which to launch World of Warplanes to commercial success.

As the most prestigious gaming awards in China, the Golden Plume Awards are also known in the industry as the “Game Oscars”. Awards are selected by China’s tens of millions of game fans, highlighting true market demand and underlying support by Chinese game players. In this year, more than 500 games and 80 media competed for 13 categories awards including PC games, Web browser games, Mobile game and Media awards.

Through KongZhong’s close partnership with Wargaming and Wargaming’s upcoming War Saga series, which will consist of World of Tanks, World of Warplanes and World of Warships, the Company has established itself as the leading player in the military and armored warfare online game category in China.

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As a key growth driver for 2014, besides World of Tanks and World of Warplanes, KongZhong also has plans to begin closed and open beta testing of a strong diversified portfolio of market leading PC games, including Guild Wars 2, Auto Revolution Club, Blitzkrieg 3, Master of Meteor Blades, etc., as well as a fast growing portfolio of high-quality smartphone games. Through this strong portfolio of high quality PC and smartphone games, KongZhong’s goal is to bring the best online game experiences to millions of Chinese online gamers in 2014 and years to come.

About KongZhong

KongZhong (NASDAQ:KONG), listed in Nasdaq in 2004, is one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. Within Internet games, KONG has the exclusive publishing rights for World of Tanks, World of Warplanes, World of Warships, Guild Wars 2 and other titles in mainland China. Since the acquisition of our proprietary smartphone game engine platform in 2011, KONG has expanded our smartphone game development team across 4 cities in China currently developing over 10 smartphone games across various genres, including MMORPG, RTS, military, and fantasy.

For information, please contact:

Jay Chang

KongZhong Corporation

Tel: +86-10-8857-6000

Fax: +86-10-8857-5891

Email: ir@kongzhong.com

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Exhibit 1.4

KongZhong Launches Mobile RPG Game “Kooky Three Kingdoms” to Open Beta Success

Beijing, January 8, 2014 – KongZhong Corporation (NASDAQ:KONG), a leading provider of digital entertainment services for consumers in the PRC, successfully released one of its self developed mobile games, Kooky Three Kingdoms, on January 6th to the China market. It was simultaneously released on multiple smartphone game platforms including 360, UCWeb, 91, PP, Peasecod, Duoku and Gfan, etc. On two of China’s leading smartphone game channels, 360 and 91, players have given Kooky Three Kingdoms some of the platform’s highest ratings, demonstrating the strong market acceptance of the game. As part of the game’s open beta promotion, KongZhong invited one of the most popular Chinese music band leaders, Da Zhangwei, to collaborate on the launch, helping to support the game’s branding as a premium quality smartphone mobile game. In the first three days after its release, Kooky Three Kingdoms’s Baidu index has increased by 600%, making it one of most popular mobile games in 2014.

According to data from the Chinese ioS app store, on the third day after launch, Kooky Three Kingdoms has soared to NO.7 spot on the overall free application download list, the NO.4 spot on the overall game download list and the NO.1 spot on the RPG game genre download list.

According to China’s most authoritative analytics platform Baidu index, in the first three days after open beta launch, player search volume increased drastically by 600%. With strong controls on rank cheating on the App store such that the China Appstore more accurately reflects true market demand, KongZhong has demonstrated its strong ability in marketing and branding to become a leading player in the China smartphone mobile game market.

The head of the Kooky Three Kingdoms’ development team said that the team has always focused on a single one principle, “Product First”, to ensure the highest game quality. This achievement in the App Store enhances this principle and brings more confidence in both the Company’s future R&D and mobile game operations.

Kooky Three Kingdoms has already planned its publishing strategy for the rest of the Asia Pacific (APAC) region. At Korea’s Gstar 2013, the game garnered the attention of numerous overseas publishers, and received the Highest Quality Mobile Game Award. The localization work for Kooky Three Kingdom’s foreign versions has largely been completed, and the game will soon be released to overseas markets with an early stage focus on the APAC markets, including plans to cooperate with major Japanese and Korean mobile distribution platforms.

As an important growth driver for KongZhong, the Company has established 10 mobile game development studios in Beijing, Shanghai, Xiamen, and Tianjin. KongZhong currently has a portfolio of 4 self developed smartphone games, namely Pocket Fort, Heroes of the Three Kingdoms OL, Highlord, and Kooky Three Kingdoms, in commercial operation. In 2014, Kongzhong’s smartphone game strategy will continue to develop and publish 6 to 10 additional high-quality mobile games.

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Being the first smartphone mobile game released in 2014, Kooky Three Kingdoms has already achieved a strong start and the Company expects a similar reception as the game is introduced to the APAC markets in the coming months.

About Kooky Three Kingdoms

“Kooky Three Kingdoms” is a Chinese Three Kingdoms era, fantasy themed MMORPG mobile game. It includes numerous play options, such as board game adventures, competitive battles, General Soul collection, and mercenary cultivation. In the game, players can collect over 200 General Souls with various images. After equipping them, players can obtain corresponding general’s appearance and abilities, transforming into Guan Yu, Diao Chan, Lu Bu, Zhang Fei, etc., and write their own history of the Three Kingdoms.

About KongZhong

KongZhong (NASDAQ:KONG), listed in Nasdaq in 2004, is one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. Within Internet games, KONG has the exclusive publishing rights for World of Tanks, World of Warplanes, World of Warships, Guild Wars 2 and other titles in mainland China. Since the acquisition of our proprietary smartphone game engine platform in 2011, KONG has expanded our smartphone game development team across 4 cities in China currently developing over 10 smartphone games across various genres, including MMORPG, RTS, military, and fantasy.

For information, please contact:

Jay Chang

KongZhong Corporation

Tel: +86-10-8857-6000

Fax: +86-10-8857-5891

Email: ir@kongzhong.com

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